

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 21, 2017

<u>Via E-Mail</u>
Tony Liu
Chairman and Chief Executive Officer
UBI Blockchain Internet, Ltd.
SmartSpace 3F, Level 9, Unit 908, 100 Cyberport Rd.
Hong Kong, People's Republic of China

> **Re: UBI Blockchain Internet, Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 5, 2017**
> **File No. 333-217792**
> **Amendment No. 2 to Form 8-K**
> **Filed August 30, 2017**
> **File No. 000-54236**

Dear Mr. Liu:

We have reviewed your amended registration statement and amended Form 8-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2017 letter.

<u>Amendment No. 3 to Registration Statement on Form S-1</u>

<u>Selling Stockholders, page 26</u>

1. We note your response to comment 7 in our letter dated July 21, 2017, however, the basis for your reliance on Section 4(2) of the Securities Act for the offering and sale of 8.4 million shares of Class C Common Stock to 48 stockholders and the offering and sale of 25 million shares of Class C Common Stock to 130 stockholders remains unclear. In your response to this comment, please address the following:

- Please revise your disclosures to provide additional information about the NOVA transaction, including the specific structure of the transaction, whether and when the Nova stockholders approved the Nova transaction, how the Nova stockholders approved the transaction, how the Nova stockholders were asked to approve the transaction, how the Nova shareholders received information about the transaction and how Nova stockholders received information about their shares.

- Note that, with regard to the shares offered to NOVA stockholders, the fact that you only offered shares to those stockholders and the fact that NOVA was not itself a public company does not mean that this was not a public offering. Transactions in which there is submitted to shareholders a decision or election to accept a new security in exchange for their existing security may be offers and sales subject to the registration requirements of the Securities Act. Please see Securities Act Rule 145, including the Preliminary Note thereto, for more information.

- Please clarify whether you are relying on the Rule 506 safe harbor under Section 4(2) or another exemption. Please tell us how many of the stockholders in both offerings were non-accredited investors. See Rule 506 of the Securities Act.

- If there is a risk that the offering and sale of these shares was made in a manner that is not consistent with Section 5 of the Securities Act of 1933, please revise your registration statement to include risk factor disclosure to discuss the possibility of shareholders exercising their right to rescind these sales under the federal securities laws.

Exhibits, page II-7

2. We note your response to comment 17 in our letter dated July 21, 2017. We note that the Exhibits section incorporates by reference your bylaws on Form S-1 filed September 20, 2010. Please revise to include the Form, Exhibit and Filing Date of your revised bylaws.

Amendment No. 2 to Form 8-K

3. We note your response to comment 18 in our letter dated July 21, 2017. As disclosed on page 5, you were a shell company at the time of the transaction with Shenzhen Nova E-commerce, Ltd. in which you acquired this entity in exchange for 25 million Class C common shares. Given that you appear to have effected this transaction solely through the issuance of cash, you were a shell company at the time of the transaction, and it does not appear that Shenzhen NOVA E-Commerce Ltd would be considered to be a business at the of time of the transaction as defined in ASC 805-50-20, it appears that this transaction should be accounted for as a recapitalization rather than the a business combination and correspondingly no goodwill should be recorded. Please revise your pro forma financial information accordingly in an amendment to your Form 8-K.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
       T.J. Jesky, Esq.